Exhibit 99.1

UP Fintech Announces Closing of Follow-on Public Offering of American Depositary Shares

SINGAPORE, October 24, 2024 – UP Fintech Holding Limited (Nasdaq: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced the closing of its public offering of 15,000,000 American Depositary Shares (“ADSs”), each representing 15 Class A ordinary shares of the Company, at a public offering price of US$6.25 per ADS. The underwriters have an option to purchase up to an aggregate of 2,250,000 additional ADSs from the Company at the public offering price, less underwriting discounts and commissions, exercisable within 20 days from the date of the prospectus supplement.

The Company expects to use the net proceeds from the ADS offering for strengthening the Company’s capital base and furthering the Company’s business development initiatives.

Deutsche Bank AG, Hong Kong Branch, China International Capital Corporation Hong Kong Securities Limited and US Tiger Securities, Inc. acted as the joint bookrunners for the ADS offering.

The ADS offering has been made pursuant to an automatic shelf registration statement on Form F-3 filed with the United States Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at http://www.sec.gov. The ADS offering has been made only by means of a prospectus supplement and an accompanying prospectus included in the Form F-3. The Form F-3 and the prospectus supplement are available on the SEC’s website at http://www.sec.gov. The final prospectus supplement has been filed with the SEC and is available on the SEC’s website at: http://www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus may be obtained by contacting Deutsche Bank AG, Hong Kong Branch, Level 60, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong; China International Capital Corporation Hong Kong Securities Limited 29/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong; or, US Tiger Securities, Inc., 437 Madison Avenue, 27th Floor, New York, NY 10022, United States of America.

This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth and expansion of its business lines, and the Company’s plans for future financing of its business contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 22, 2024. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com